LEAD INVESTOR



Rob Sherrard coFounder - Nimbix, Inc.

I'm investing in Scrapp because of the fantastic team and their mission. I'm convinced that Scrapp will solve the age-old problem of recycling confusion, which has plagued people, cities, industry, and others. Scrapp is in a unique position with its technology and team to bring a new approach and innovation, which we haven't seen before. I'm excited by their passion and expertise in recycling technologies, education, recycling the correct way, and their commitment to protecting the planet via technology and people.

Invested $5,000 this round

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